CORPORATE FLEXIBLE PREMIUM VARIABLE
UNIVERSAL LIFE INSURANCE POLICY

PLEASE READ YOUR POLICY CAREFULLY

This policy is a legal contract between the Owner (you, your) and Nationwide Life Insurance Company (we, our, us, the Company).

INSURING AGREEMENT:

We issue this policy in consideration of your application and the payment of the Initial Premium.  We agree to pay the Death Proceeds to the Beneficiary upon receiving proof that the Insured has died while this policy is in force and before the Maturity Date.  We agree to pay the Maturity Proceeds to you if the Insured is living on the Maturity Date.

You and we are bound by the conditions and provisions of this policy.

The Cash Surrender Value of this policy will vary from day to day.  It may increase or decrease depending on the investment experience of the policy.  Refer to the Nonforfeiture Provisions on page 12 for details.  There is no guaranteed Surrender Value.

The amount or duration of the death benefit will be variable and depend on the investment experience of the policy.  The death benefit will never be less than the Specified Amount as long as your policy is in force.  Refer to the Death Benefit Provisions on page 10 for details.

RIGHT TO EXAMINE POLICY

You may return this policy to us within (1) 10 days after you get it, or (2) 45 days after you sign the application, or (3) 10 days after we mail or deliver the Notice of Withdrawal Right, whichever is latest.  The policy, with a written request for cancellation, must be mailed or delivered to our Home Office or to the agent who sold it to you.  The returned policy will be treated as if we never issued it, and we will pay you the amount specified by the laws of the state in which the policy was issued.

If you have any questions about your policy or need additional insurance service, contact your agent or write to our Home Office.

Signed at our Home Office on the Policy Date.

                      Secretary                                           President

• Adjustable Death Benefit   • Flexible premiums payable during Insured's lifetime until the Maturity Date
• Death Proceeds payable at Insured's death prior to the Maturity Date
• Maturity Proceeds payable on the Maturity Date
• Not eligible for dividends   • Investment experience reflected in benefits

VLO-0758                                 Nationwide Life Insurance Company
Home Office:  One Nationwide Plaza • Columbus, Ohio  43215-2220

CONTENTS

 Page

Annual Report 8

Assignment 9

Beneficiary 8

Cash Surrender Value 4

Cash Value 13

Death Benefit 10

Definitions 4

Error in Age or Gender 7

Exchange of Policy Provisions 16

Fixed Account 18

Grace Period 9

Incontestability 6

Insured 5

Insuring Agreement 1

Loan 16

Monthly Cost of Insurance 15

Nonforfeiture 12

Optional Modes of Settlement 19

Ownership 8

Partial Surrender 12

Policy Data Page 3

Premium 9

Reinstatement 9

Right to Transfer 18

Separate Account Provisions 17

Suicide 7

Termination 8

Valuation of Assets 17

DEFINITIONS

APPROVAL DATE:  The date we certify that the complete application materials have been submitted by the Owner and the underwriting conditions satisfied.

ATTAINED AGE:  Attained Age is the Issue Age plus the number of full years since the Policy Date.

BENEFICIARY:  The Beneficiary is the person to whom the Death Proceeds are paid.  The Beneficiary is named in the application, unless changed.

CASH SURRENDER VALUE:  The amount payable to you upon Complete Surrender.  The Cash Surrender Value of your policy on any date is the Enhanced Cash Value minus any Indebtedness.

CASH VALUE:  Your policy's Cash Value is the sum of the value in each Variable Subaccount, the Fixed Account, and the Policy Loan Account.  Refer to the Nonforfeiture Provision for details.

COMPANY:  The Company is the Nationwide Life Insurance Company. “We,” “our,” and “us” refer to the Company.

COMPLETE SURRENDER: The termination of the life insurance policy by you.

CONTINGENT BENEFICIARY:  The Contingent Beneficiary will become the Beneficiary if the named Beneficiary dies prior to the date of the death of the Insured.  The Contingent Beneficiary is named in the application, unless changed.

DAILY ASSET CHARGE PERCENTAGE:  The daily rate used in the calculation of the Variable Subaccount Asset Charge.

DEATH PROCEEDS:  The Death Proceeds are the amount payable to the Beneficiary if the Insured dies while your policy is in force prior to the Maturity Date.  Refer to the Death Benefit Provisions for details.

DEFERRED PERCENT OF PREMIUM CHARGE:  A charge assessed at the beginning of the second and subsequent policy years, up to and including policy year 5, based on the Premium paid during policy year 1.

ENHANCED CASH VALUE:  The sum of the Cash Value and the Enhancement Benefit, if any.

ENHANCEMENT BENEFIT: An additional value payable upon Complete Surrender, provided the qualifying conditions have been satisfied.  Refer to the Nonforfeiture Provisions.

FIXED ACCOUNT:  A Fixed Account is an investment option which is funded by the General Account of the Company.

FUND:  A Fund is the underlying mutual fund in which Variable Subaccount assets are invested.  There is a Fund that corresponds to each Variable Subaccount in a Separate Account.  The initial Funds are listed on the Policy Data Page with the corresponding Variable Subaccounts.

GENERAL ACCOUNT:  The General Account is made up of all of our assets other than those held in any separate investment account.

HOME OFFICE:  The Home Office of the Company is located at One Nationwide Plaza, Columbus, Ohio.

INDEBTEDNESS:  Indebtedness is any amount you owe us as a result of a policy loan.  Indebtedness consists of principal amount plus accrued interest.

INITIAL INVESTMENT DATE:  The Initial Investment Date is the Valuation Day that falls on or next following the later of (1) the Approval Date, (2) the Policy Date, and (3) the date the Initial Premium is received in the Home Office or payment is received from another carrier in conjunction with a policy issued pursuant to a Section 1035 Exchange.

INITIAL PREMIUM:  The Initial Premium is the premium required for coverage to become effective.  It is shown on the Policy Data Page.

INSURED:  The Insured is the person whose life is covered by this insurance policy as named in the application and shown on the Policy Data Page.

ISSUE AGE:  Issue Age is the Insured's age on the last birthday on or before the Policy Date.  It is shown on the Policy Data Page.

MATURITY DATE:  The Maturity Date is the Policy Anniversary on or next following the Insured's 100th birthday.

MATURITY PROCEEDS:  Maturity Proceeds are the amount of money payable to you on the Maturity Date if your policy is still in force.  The Maturity Proceeds will be equal to the amount of the Cash Value, less any Indebtedness.

MINIMUM REQUIRED DEATH BENEFIT:  The Minimum Required Death Benefit is the least Death Benefit amount which will qualify the policy as life insurance under Section 7702 of the Internal Revenue Code or any successive or similar section thereto.

MINIMUM SPECIFIED AMOUNT:  The Minimum Specified Amount is shown on the Policy Data Page.  Changes to the policy which result in a Specified Amount less than the Minimum Specified Amount will not be processed.  Refer to Specified Amount Decreases and Partial Surrender Provisions for details.

MONTHLY ANNIVERSARY DAY:  The Monthly Anniversary Day is the same day as the Policy Date for each succeeding month.  In any policy month, where such day does not exist (e.g. 29th, 30th, and 31st), we will consider the last day of the calendar month as the Monthly Anniversary Day.

MONTHLY DEDUCTION: The Policy Charges against the Cash Value that occur on each Monthly Anniversary Day.

NET AMOUNT AT RISK:  The Net Amount at Risk on any day is the Death Benefit minus the Cash Value, where the Cash Value is the amount at the beginning of the day prior to any Monthly Deductions for Policy Charges.

NET PREMIUM:  The Net Premium is equal to the actual premium minus the Percent of Premium Charge.  The guaranteed maximum Percent of Premium Charge is shown on the Policy Data Page.

OWNER:  The Owner has all rights under this policy and is named in the application unless later changed and endorsed on this policy.   “You” or “your” refer to the Owner of this policy.

PARTIAL SURRENDER:  A partial distribution of the Cash Surrender Value.  Unless there is a Preferred Partial Surrender, there will be a reduction in the amount of insurance coverage provided by the policy.

PARTIAL SURRENDER AMOUNT: This is the amount requested by you as a Partial Surrender.

POLICY ANNIVERSARY:  The Policy Anniversary is the same day and month as the Policy Date for each succeeding year.

POLICY CHARGES: Fees paid to the Company for this policy.   These include Percent of Premium Charges and Monthly Deductions.

POLICY DATA PAGE:  The Policy Data Page contains more detailed information about the policy, some of which is unique and particular to the Owner, the Beneficiary, and the Insured.

POLICY DATE:  The date on which Policy Charges begin.  It is shown on the Policy Data Page.  Monthly Anniversary Days are measured from the Policy Date.  This date will be the date the Initial Premium is paid, unless you request, and we approve another date.

POLICY LOAN ACCOUNT:  The Policy Loan Account is that portion of the Cash Value which results from policy loans.

RIDER: A Rider is an optional benefit or feature available for purchase with the policy.

SEC:  SEC is the Securities and Exchange Commission.

SECTION 1035 EXCHANGE:  A policy surrender that qualifies as a tax-free exchange under Section 1035 of the Internal Revenue Code or any successive or similar section thereto.

SEPARATE ACCOUNT:  A Separate Account is separate from the General Account of the Company.  A Separate Account funds specified, non-guaranteed investment options available under the policy.

SPECIFIED AMOUNT:  The Specified Amount is the amount of Death Benefit coverage on the Policy Date. Thereafter, the Death Benefit coverage under your policy will equal or exceed this amount, provided you do not request a Specified Amount decrease and provided a Partial Surrender has not occurred.  The Specified Amount is shown on the Policy Data Page.

VALUATION DAY:  A Valuation Day is each day that the New York Stock Exchange is open for trading except for customary holidays observed by us.

VALUATION PERIOD:  A Valuation Period is the interval of time between a Valuation Day and the next Valuation Day.

VARIABLE SUBACCOUNT:  A Variable Subaccount is a part of the Separate Account.  The assets in each Variable Subaccount are invested exclusively in a specified corresponding Fund.  The Variable Subaccounts are listed on the Policy Data Page.

VARIABLE SUBACCOUNT ASSET CHARGE:  A charge assessed on a monthly basis and equal to a percentage of the assets in the Variable Subaccounts attributable to the policy. The maximum percentage is shown on the Policy Data Pages.

GENERAL POLICY PROVISIONS

ENTIRE CONTRACT:  The entire contract consists of this policy, any attached Riders or endorsements, and the attached copy of any written application, including any written supplemental applications and other related documents.  No agent, registered representative, or other person may change this policy or waive any of its provisions.  Any agreement to alter this policy must be in writing, signed by our President or Secretary and attached to or endorsed on your policy.  We will not be bound by any promise or representations made by any agent or other persons.

APPLICATION:  All statements made in an application, application supplements, amendments and other related documents are considered representations and not warranties.  In issuing this policy, we have relied on the statements made in any application to be true and complete.  No such statement will be used to void the policy or to deny a claim unless that statement is a material misrepresentation.

INCONTESTABILITY:  We will not contest payment of the Death Proceeds upon the Insured’s death based on the initial Specified Amount after this policy has been in force during the Insured's lifetime for two (2) years from the Policy Date.  For any increase in Specified Amount requiring evidence of insurability, we will not contest payment of the Proceeds based on such an increase after it has been in force during the Insured's lifetime for two (2) years from the effective date of the increase.  Further, any reinstatement will be incontestable after the reinstated policy has been in force during the Insured’s lifetime for two (2) years from the effective date of the reinstatement.

SUICIDE:  If the Insured commits suicide, while sane or insane, within two (2) years from (i) the Policy Date or  (ii) the reinstatement date, we will not pay the Death Proceeds normally payable on the Insured's death.  Instead, we will pay the Beneficiary an amount equal to all premiums paid prior to the Insured's death, less any Indebtedness, and less any Partial Surrenders.  For any increase in Specified Amount requiring evidence of insurability, if the Insured commits suicide, while sane or insane, within two (2) years from the effective date of any such increase, we will not pay the Death Proceeds associated with such an increase.  Instead, our liability with respect to such an increase will be limited to its cost of insurance charges.

If the policy was issued pursuant to a Section 1035 Exchange, then we will pay a portion of the Death Proceeds for a suicide within two (2) years from the Policy Date, provided the Beneficiary is the Owner, and provided the exchanged policy was originally issued more than two (2) years prior to the new Policy Date.  The portion of Death Proceed we pay will be limited to the lesser of (a) the amount of insurance under the exchanged policy on the Policy Date, or (b) the new policy’s Specified Amount.

INTERNAL REVENUE CODE LIFE INSURANCE QUALIFICATION TEST:  At time of Policy issue, you must choose either the Guideline Premium/Cash Value Corridor Test or the Cash Value Accumulation Test.  You cannot change the test once we issue the Policy.  The two tests are defined in Section 7702 of the Internal Revenue Code and are used to define the Minimum Required Death Benefit and premium limitations.

ERROR IN AGE OR GENDER:  If the age or gender (if not unisex classified) of the Insured has been misstated, the Death Benefit and Cash Value will be adjusted.  The adjusted Death Benefit will be (1) multiplied by (2) and then the result added to (3) where:

1.      is the Net Amount at Risk at the time of the Insured's death;
2.      is the ratio of the Monthly Cost of Insurance applied in the policy month of death and the MonthlyCost of Insurance that should have been applied at the true age in the policy month of death; and
3.      is the Cash Value at the time of the Insured's death.

The Cash Value will be adjusted to reflect the Cost of Insurance Charges based on the correct age and gender (if not unisex classified) from the Policy Date.

PAYMENT OF PROCEEDS:  The Death Proceeds will be paid in one sum to the Beneficiary, unless the Beneficiary elects to leave the proceeds on deposit.  Any proceeds payable on the Maturity Date or upon surrender of this policy will be paid in one sum to you, unless you elect to leave the proceeds on deposit.

POSTPONEMENT OF PAYMENTS:  We will normally pay any amount payable on maturity or policy loan within seven (7) days after we receive your written request.  We will normally pay any amount on a Complete or Partial Surrender within thirty (30) days after we receive your written request. We will normally pay any Death Proceeds within seven (7) days after we receive proof of death and any other information we may reasonably require to pay a claim.  However, such payments may be postponed for up to six (6) months if:

1.      the New York Stock Exchange is closed (except for customary holiday closings); or
2.      the SEC requires trading be restricted or declares an emergency; or
3.      the SEC lets us defer payments for the protection of our policy Owners; or
4.      Policy Values are being withdrawn from the Fixed Account.

EFFECTIVE DATES OF COVERAGE:  Except if your Policy is issued pursuant to a Section 1035 Exchange, the effective date of coverage under your policy is the later of:

1.      the Approval Date, or
2.      the Policy Date, or
3.      the date the Initial Premium is received in the Home Office.

If your Policy is issued pursuant to a Section 1035 Exchange to us, the effective date of coverage is the later of (a) the date the insurance carrier for the exchanged policy authorizes payment of the Cash Surrender Value to us, or (b) the Approval Date, provided there is sufficient premium to fund the Policy Charges for at least 3 months.

With respect to any reinstatement or increase in coverage, the effective date of coverage will be the Monthly Anniversary Day on or next following the date we approve the supplemental application.  With respect to any decrease in coverage, the effective date of coverage will be the Monthly Anniversary Day that falls on or next following the date we receive your request.

TERMINATION:  All coverage under your policy will terminate when any one of the following events occurs:

1.      you request in writing that the coverage terminate;
2.      the Insured dies;
3.      the Insured is alive on the Maturity Date, and you elect not to extend the Maturity Date;
4.      the Grace Period ends; or
5.      you completely surrender the policy for its Cash Surrender Value.

ANNUAL REPORT:  We will send you a report at least once a year which shows the current Cash Value, Cash Surrender Value, amount of insurance, premiums paid, all charges since the last report and outstanding policy Indebtedness.  The report will also include any other information required by laws and regulations, both federal and state.  We will mail this report to you at your address in the application or another address you specify.

ILLUSTRATION OF BENEFITS AND VALUES:  We will provide an illustrative projection of future benefits and values under this policy at any time.  Your written request and payment of a service fee set by us at the time of the request may be required.

NONPARTICIPATION:  This is a nonparticipating policy on which no dividends are payable.  Your policy will not share in our profits or surplus earnings.

CURRENCY:  Any money we pay, or that is paid to us, must be in currency of the United States.

SIGNATURE GUARANTEE:  For your protection, a request for a surrender, policy loan, or a change in ownership must be signed. The Company may require the signature to be guaranteed by a member firm of the New York, American, Boston, Midwest, Philadelphia, or Pacific Stock Exchange, or by a commercial bank (not a savings bank), which is a member of the Federal Deposit Insurance Corporation. In some cases, the Company may require additional documentation of a customary nature.

WAIVER AND ESTOPPEL:  Our failure to enforce any provision of this policy in one or more instances shall not be deemed, and may not be construed or relied upon, as a waiver of such provision.  Nor shall any waiver or relinquishment of any right or power hereunder in any one or more instance be deemed, and may not be construed or relied upon as, a continuing waiver or relinquishment of that right or power at any other time or times.

OWNER, BENEFICIARY AND ASSIGNMENT PROVISIONS

OWNER:  You must be a corporation or an entity established by a corporation or an affiliate of a corporation which fulfills certain corporate obligations.  While the Insured is living, all rights in your policy belong to you.

You may name a new Owner at any time while the Insured is living.  If a new Owner is named, any earlier designation is automatically revoked.  Any change must be in a written form satisfactory to us and recorded at our Home Office.  Once recorded, the change will take effect as of the date you signed it.  It will not affect any payment made or any action taken by us before it was recorded.  We may require that you send us your policy for endorsement before making a change.

We reserve the right to modify the Enhancement Benefit if a new Owner is named.

BENEFICIARY:  The Beneficiary and Contingent Beneficiary on the Policy Date are named in the application.  More than one Beneficiary or Contingent Beneficiary may be named.  If more than one Beneficiary is alive when the Insured dies, we will pay them in equal shares, unless you have specified otherwise.

If any Beneficiary dies before the Insured, that Beneficiary's interest will be paid to any surviving Beneficiaries or Contingent Beneficiaries according to their respective interests, unless you have specified otherwise.  If no Beneficiary is living at the Insured's death, we will consider you or your estate to be the Beneficiary. While the Insured is living, you may change any Beneficiary or Contingent Beneficiary.  Any change must be in a written form satisfactory to us and recorded at our Home Office.  Once recorded, the change will take effect as of the date you signed it.  It will not affect any payment made or action taken by us before it was recorded.  We may require that you send us your policy for endorsement before making a change.

ASSIGNMENT:  While the Insured is living, you may assign any or all rights under the policy.  We will not be bound by any assignment unless it is in a written form acceptable to us and is recorded at our Home Office.  An assignment will not affect any payments made or actions taken by us before we record it.  We will not be responsible for the sufficiency or validity of any assignment.

The assignment will be subject to any Indebtedness owed to us before it was recorded.  The interest of any Beneficiary will be subject to the rights of any assignee of record at our Home Office.  If the assignment involves a Section 1035 Exchange, the Enhancement Benefit, if any, will cease to apply.

PREMIUM PROVISIONS

PREMIUM PAYMENTS:  The Initial Premium is due on the Policy Date.  It will be credited on the Initial Investment Date.  Any due and unpaid Monthly Deductions will be subtracted from the Cash Value at this time.  Insurance will not be effective until the Initial Premium is paid, even if the Policy Date precedes the date the Initial Premium is paid.  The required Minimum Initial Premium is shown on the Policy Data Page.

Premiums other than the Initial Premium may be paid at any time while your policy is in force subject to the limits described below.  Planned Premium payment reminder notices will be furnished upon request.  We will send them according to the premium mode shown on the Policy Data Page.  You may pay the premiums to us at our Home Office or to an authorized agent.  Premium receipts will be furnished.

LIMITS:  Each premium payment must be at least $25.  Additional premium payments may be made at any time while your policy is in force.  However, we reserve the right to require satisfactory evidence of insurability before accepting any additional premium payment which results in any increase in the Net Amount at Risk.  Also, we will refund any portion of any premium payment which is determined to be in excess of the premium limit established by law to qualify your policy as a contract for life insurance.  We may also require that any existing policy Indebtedness is repaid prior to accepting any additional premium payments.

GRACE PERIOD PROVISIONS

GRACE PERIOD:  If the Cash Surrender Value on a Monthly Anniversary Day is not sufficient to cover the current Monthly Deduction, a Grace Period will be allowed for the payment of a premium of at least 4 times the current Monthly Deduction.  We will send you a notice at the start of the Grace Period, at your address in the application or another address you specify, stating the amount of premium required.  The Grace Period will end 61 days after the day we mail you the notice.  If you do not pay the required amount by the end of the Grace Period, this policy and any Riders you have selected will terminate without value.  If Death Proceeds become payable during the Grace Period, we will pay them.

REINSTATEMENT:  If the Grace Period has ended and you have not paid the required premium and have not surrendered your policy for its Cash Surrender Value, you may reinstate your policy if you:

1.      submit a written request at any time within 3 years after the end of the Grace Period and prior to the Maturity Date;
2.      provide evidence of insurability satisfactory to us;
3.      pay sufficient premium to cover all Monthly Deductions that were due and unpaid during the
Grace Period;

4.      pay sufficient premium to keep the policy in force for 3 months from the date of reinstatement; and
5.      pay or reinstate any Indebtedness against the policy which existed at the end of the Grace Period.

The effective date of a reinstated policy will be the Monthly Anniversary Day on or next following the date the application for reinstatement is approved by us.

If your policy is reinstated, the Cash Value on the date of reinstatement, but prior to applying any premiums or loan repayments, will be set equal to the Cash Value at the end of the Grace Period.

Unless you have specified otherwise, all amounts will be allocated based on the Fund allocation factors in effect at the start of the Grace Period.

DEATH BENEFIT PROVISIONS

DEATH BENEFIT:  If the Insured dies while the policy is in force prior to the Maturity Date, your policy will provide a Death Benefit.  The Death Benefit will be determined in accordance with one of the following options, whichever is in effect on the date of the Insured's death.  The current option in effect is shown on the Policy Data Page.

Option 1

The Death Benefit will be the greater of:

1.      the Specified Amount on the date of death; or
2.      the applicable percentage of the Enhanced Cash Value on the date of death.

Option 2

The Death Benefit will be the greater of:

1.      the Specified Amount plus the Enhanced Cash Value on the date of death; or
2.      the applicable percentage of the Enhanced Cash Value on the date of death.

Option 3

The Death Benefit will be the greater of:

1.      (a) plus (b) where:

a.  is the Specified Amount on the date of death; and

b.  is the greater of zero or the lesser of (i) and (ii) where:

(i)   is the Option 3 maximum increase shown on the Policy Data Page; and

      (ii) is all premium payments accumulated to the date of death at the Option 3 interest rate  shown on the Policy Data Page less any Partial Surrenders accumulated to the date of death  at the Option 3 interest rate shown on the Policy Data Page; or

2.      the applicable percentage of the Enhanced Cash Value on the date of death.

For any Death Benefit option, the applicable percentages of the Enhanced Cash Value are shown on the Policy Data Page.

DEATH PROCEEDS:  The actual amount of money payable to the Beneficiary if the Insured dies while your policy is in force prior to the Maturity Date is called the Death Proceeds.  The Death Proceeds equal:

1.      the Death Benefit provided by your policy; plus
2.      any insurance on the Insured's life that may be provided by Riders to your policy; minus
3.      any Indebtedness; and minus
4.      any due and unpaid Monthly Deductions accruing during a Grace Period.

We will pay the Death Proceeds to the Beneficiary after we receive at our Home Office proof of death satisfactory to us and such other information as we may reasonably require.  The Death Proceeds will be adjusted under certain conditions.  Refer to the Incontestability, Suicide, and Error in Age or Gender Provisions.

MAXIMUM DEATH BENEFIT: After the Policy Date, the Minimum Required Death Benefit may exceed the Specified Amount due to investment results reflected in the Cash Value.  We reserve the right to limit the Death Benefit to the Maximum Death Benefit amount shown on the Policy Data Page.  The amount of the Death Benefit is calculated on each Valuation Day.  If the calculation results in an amount greater than the Maximum Death Benefit, and we elect to exercise the above right, we will generate a Partial Surrender of sufficient amount that after said Partial Surrender, the Death Benefit is 90% of the Maximum Death Benefit.

We will notify the Owner in writing that a Partial Surrender has been generated.  Such notice shall be sent no later than thirty (30) days after the event. The requirement that the Owner must submit a written request is not applicable to Partial Surrenders that result from this limit to the Death Benefit.  Taxes arising from the Partial Surrender, if any, are the responsibility of the Owner.

If the calculation results in an amount greater than the maximum, and we elect not to exercise the above right, we will increase the Maximum Death Benefit by endorsement or by reissuing the Policy Data Page.

If the Insured dies, the Death Benefit shall not exceed the Maximum Death Benefit.  If payment of the proceeds from a Partial Surrender is pending on the date of death, our obligation to remit such proceeds shall be in addition to our obligation to pay Death Proceeds.

MATURITY DATE EXTENSION:  Prior to the Maturity Date, we will send you a notice and election form informing you of your option to extend the Maturity Date of this policy.  To invoke this option, you must return the election form to our Home Office by the Maturity Date.  If your election is not received by the Maturity Date, the Maturity Proceeds will be paid to you according to the Settlement Provisions.

If extension of the Maturity Date is elected, the Maturity Date for this policy will be extended to the date of death of the Insured.  However, in no event will the Maturity Date be extended beyond the point where the policy would fail to meet the definition of life insurance as defined by the Internal Revenue Code as amended.  The effective date of the extension will be the Maturity Date stated in the Policy Data Pages.

In addition, the following will apply:

1.	No premium payments will be allowed.
2.	Increases and/or decreases to the Specified Amount will not be permitted.
3.	Death Benefit Option 2 and Death Benefit Option 3 policies (if applicable), will be changed to Death Benefit Option 1.
4.	The amount of death benefit will be equal to the Cash Value.
5.	100% of the Cash Value from all the Sub-accounts will be transferred to the Fixed Account.
6.
The Variable Subaccount Asset Charge and monthly expense charges will no longer be deducted from the Cash Value.  Since the death benefit will be equal to the Cash Value, the monthly cost of insurance charges will be zero.

You can continue to take loans and make loan repayments after the original Maturity Date.  The loan amount is transferred from the Fixed Account to the Policy Loan Account.  The Policy Loan Account will continue to function in the same manner as before the original Maturity Date.

DEATH BENEFIT OPTION CHANGES:  After the first policy year, you may change the Death Benefit option under your policy from Option 1 to Option 2, Option 2 to Option 1, Option 3 to Option 1, or Option 3 to Option 2.  We will adjust the Specified Amount such that the Net Amount at Risk remains constant.  The effective date of change will be the Monthly Anniversary Day on or next following the date we approve the request for change.

Only one change of option is permitted in a policy year.  We will refuse a Death Benefit Option change which would reduce the Specified Amount to a level where the total premiums already paid exceeds the premium limit established by law to qualify your policy as a contract for life insurance.  In order for a Death Benefit Option change to become effective, the Cash Surrender Value, after the change, must be sufficient to keep the policy in force for at least 3 months.

SPECIFIED AMOUNT INCREASES:  You may request an increase in Specified Amount.  Your request must be in writing to our Home Office on forms we provide.  Any increase shall be subject to the following conditions:

1.      you must provide evidence of insurability satisfactory to us;
2.      the increase must be for a minimum of $10,000;
3.      the Cash Surrender Value is sufficient to keep this policy in force for at least 3 months; and
4.      the increased Specified Amount must not exceed the Maximum Death Benefit.

An approved increase will have an effective date of the Monthly Anniversary Day on or next following the date we approve the supplemental application unless you request, and we approve a different date.  We reserve the right to limit the number of increases in Specified Amount to one each policy year.  The increase will be allocated among the policy components in the same manner as the last increase or, in the absence thereof, the original policy unless an alternative allocation is specifically requested and approved by us.

SPECIFIED AMOUNT DECREASES:  At any time after the first policy year, you may request a decrease in the Specified Amount.  Any decrease will be effective on the Monthly Anniversary Day on or next following our receipt of your request unless you request a different date.  Any such decrease shall reduce insurance in the following order:

1.      against insurance provided by the most recent increase;
2.      against the next most recent increases successively; and
3.      against insurance provided under the original application.

We reserve the right to limit the number of decreases in the Specified Amount to one each policy year.

The decreases will be applied in the same allocation of policy components that exists in the insurance being decreased unless an alternative allocation is specifically requested and approved by us.

We will refuse a request for a decrease which would:

1.      reduce the Specified Amount to less than the Minimum Specified Amount shown on the Policy
Data Page; or
2.      disqualify this policy as a contract for life insurance.

NONFORFEITURE PROVISIONS

Prior to the death of the Insured, this policy may be a valuable asset to you.  Depending on the amount of premiums paid, the investment results of your allocations to the Variable Subaccounts, and any loans taken by you, the policy may have an accumulated value.  This value is available to you in cash upon a Complete or Partial Surrender of the policy.

MINIMUM LEGAL VALUES:  The cash surrender, loan and other values in your policy are at least as large as those set by law in the state where it is delivered.  Where required, we have given the insurance regulator a detailed statement of how we compute values and benefits.

COMPLETE SURRENDER:  Your policy may be surrendered for its Cash Surrender Value at any time while it is in force.  You must submit a written request on a form acceptable to us.  We may also require the return of your policy.  The date of surrender will be the date we receive your written request at our Home Office.  The Cash Surrender Value will be determined as of the end of the Valuation Period during which your request is received.  Payment of the Cash Surrender Value may be deferred up to a period of six (6) months.  All coverage will end on the date of Complete Surrender.

The Enhancement Benefit is not payable upon a Complete Surrender which qualifies as a Section 1035 Exchange.

PARTIAL SURRENDER:  A Partial Surrender may be made at any time after the first policy year while this policy is in force.  You must submit a written request.  We may also require that this policy be sent to us.  We reserve the right to limit the number of Partial Surrenders in a policy year to one.  Payment of Partial Surrenders may be deferred up to a period of six (6) months.

When a Partial Surrender is made, we will reduce the Cash Value by the Partial Surrender Amount.  Unless the Partial Surrender is a Preferred Partial Surrender, as defined below, we will also reduce the Specified Amount by the amount necessary to prevent an increase in the Net Amount at Risk.  Any such decrease will reduce Specified Amount in the following order:

1.      against the Specified Amount provided by the most recent increase;
2.      against the Specified Amount provided by other increases in succession; and
3.      against the Specified Amount under the original application.

A Preferred Partial Surrender is a Partial Surrender that meets these conditions:
1.      it occurs before the 15th Policy Anniversary; and
2.      its amount, plus the amount of any prior preferred policy surrenders in the same policy year, does not exceed 10% of the Cash Surrender Value as of the beginning of the policy year.

Unless you specify otherwise, we will allocate Partial Surrenders among the Variable Subaccounts in proportion to the Cash Value in each Variable Subaccount as of the Partial Surrender date.  Partial Surrenders will be transferred from the Fixed Account only when insufficient amounts are available in the Variable Subaccounts.  The amount of any Partial Surrender is subject to the following conditions:

1.      the minimum Partial Surrender is $500;
2.      the maximum amount of a Partial Surrender is the Cash Value, less any Indebtedness, and less the greater of $500 or three Monthly Deductions; and
3.      a Partial Surrender may not reduce the Specified Amount to less than the Minimum Specified
Amount shown on the Policy Data Page.

In addition, the Partial Surrender will be allowed only if after the surrender, this policy continues to qualify as a contract for life insurance.

CONTINUATION OF INSURANCE:  If the premium payments are not made, insurance coverage under this policy and any benefits provided by Rider will continue to apply as long as the Monthly Deductions from the Cash Value are sustainable.  If the Cash Value is insufficient, coverage will be continued as provided in the Grace Period Provision.  That provision will not continue the policy beyond the Maturity Date nor continue any Rider beyond the date for its termination, as provided in the Rider.

CASH VALUE:  The Cash Value of your policy is the sum of the Cash Value in each Variable Subaccount, the Fixed Account, and the Policy Loan Account.  The Cash Value in each Variable Subaccount on the Initial Investment Date is equal to the portion of the Net Premium allocated to the Variable Subaccount minus the Monthly Deduction for the months following the Policy Date.

The Cash Value in each Variable Subaccount on each subsequent Valuation Day is equal to (1) plus (2) plus (3) minus (4) minus (5) minus (6) where:

1.      is the Cash Value in the Variable Subaccount on the preceding Valuation Day multiplied by its net investment factor for the current Valuation Period;
2.      is any Net Premiums or other amounts allocated to the Variable Subaccount during the current
Valuation Period;
3.      is any amounts transferred to the Variable Subaccount during the current Valuation Period;
4.      is any amounts transferred from the Variable Subaccount during the current Valuation Period;
5.      is the portion of any Monthly Deductions which are due and charged to the Variable Subaccount during the current Valuation Period; and
6.      is any Partial Surrender Amounts allocated to the Variable Subaccount during the current Valuation
Period.

The Cash Value in the Policy Loan Account is zero, unless you take a policy loan.  If you take a policy loan, then the Cash Value in the Policy Loan Account on the loan date is equal to the amount of the loan plus any prior balance in the Policy Loan Account, including interest thereon.  The loan amount is transferred from a Separate Account in proportion to the Cash Value in each Variable Subaccount on the date of the loan.  Loan amounts will be transferred from the Fixed Account only when insufficient amounts are available in the Variable Subaccounts.

The Cash Value in the Policy Loan Account on each subsequent Valuation Day is equal to (1) plus (2) plus (3)  minus (4) minus (5) where:
1.      is the Cash Value in the Policy Loan Account on the preceding Valuation Day;
2.      is any interest credited during the current Valuation Period;
3.      is any amounts transferred to the Policy Loan Account because of additional policy loans and any due and unpaid loan interest during the current Valuation Period;
4.      is the amount of any loan repayments you make during the current Valuation Period; and\
5.	is any amount of interest transferred from the Policy Loan Account to a Separate Account or the Fixed Account during the current Valuation Period.

The Cash Value in the Fixed Account is zero unless some or all of the Cash Value is allocated to the Fixed Account.  The Cash Value in the Fixed Account on the Initial Investment Date is equal to the portion of the Net Premium allocated to the Fixed Account minus a pro-rata Monthly Deduction for the month following the Policy Date.  The Cash Value in the Fixed Account on each subsequent Valuation Day is equal to (1) plus (2) plus (3) minus (4) minus (5) minus (6) where:
1.      is the Cash Value in the Fixed Account on the preceding Valuation Day;
2.      is any interest credited during the current Valuation Period;
3.      is any Net Premiums or other amounts allocated to the Fixed Account during the current
Valuation Period;
4.      is any amounts transferred from the Fixed Account during the current Valuation Period;
5.      is the portion of any Monthly Deductions which are due and charged to the Fixed Account during the current Valuation Period; and
6.      is any Partial Surrender Amounts allocated to the Fixed Account during the current
Valuation Period.

ENHANCEMENT BENEFIT:  This feature, if applicable, will result in an increased Cash Surrender Value.  It is a general obligation of the Company, and is payable only if the qualifying event occurs.   The Company does not make any deposits to the Fixed Account or the Separate Account as a result of the Enhancement Benefit.   There are no investment results associated with the Enhancement Benefit.

The Enhancement Benefit is payable only upon a Complete Surrender during the term of the Enhancement Benefit, provided the surrender proceeds are paid to the Owner.  It is not payable upon a Complete Surrender which qualifies as a Section 1035 Exchange.  The Enhancement Benefit is not available as a policy loan or as a Partial Surrender.

POLICY CHARGES

The types of Policy Charges are described below and the guaranteed maximum Policy Charges are listed on the Policy Data Pages.  The actual Policy Charges established by the Company for this policy may be less than the guaranteed maximum amounts.  The Policy Charges may change in the future, but will not exceed the guaranteed maximum amounts on the Policy Date.

The Policy Charges reflect the costs and risks associated with your policy.  For mortality purposes, each insured life is assigned to an underwriting class based on their age, gender (if not unisex classified), smoker status, type of evidence of insurability, and insurability status.  The characteristics of each Owner’s purchase will be evaluated and classified.  The Policy Charges will reflect the amount and timing of expenses, the amount and timing of premium payments, as well as the expected asset persistency based on the purpose for which the corporation is purchasing the policy.

PERCENTAGE OF PREMIUM CHARGE: A Percent of Premium Charge is assessed against each premium payment. The guaranteed maximum percentage of premium charge is shown on the Policy Data Page.  This charge reimburses the Company for certain actual expenses, including acquisition costs and state and federal taxes.  It also provides revenue for risk charges and profit.

Each increase in the Specified Amount will constitute new coverage, and Percent of Premium Charges attributable to the increased Specified Amount will be determined in the same manner as for a newly issued policy.  For this purpose, premium payments will be allocated to each segment of increased Specified Amount in proportion to the amount of that segment’s increase to the total Specified Amount after all increases.

DEFERRED PERCENTAGE OF PREMIUM CHARGE: A Deferred Percent of Premium Charge may apply.  It is a charge calculated as a percentage of the premium paid in the first policy year.   It is charged at the beginning of the second policy year and subsequent policy years, up to and including the fifth policy year.  This charge is assessed in addition to any other Percent of Premium Charges that may occur in those years based on the premiums paid in those years.  In particular, it is assessed regardless of whether any premiums are paid in those years.  This charge reimburses the Company for certain actual expenses, including acquisition costs and state and federal taxes.  It also provides revenue for risk charges and profit.

MONTHLY DEDUCTION:  The Monthly Deduction for each month, beginning on the Policy Date, shall be calculated as:
1.           the monthly Variable Subaccount Asset Charge; plus
2.           the Monthly Charge Per Policy; plus
3.           the monthly per $1,000 of Specified Amount charge, plus
4.           the monthly cost of any additional benefits provided by any Riders; plus
5.           the Monthly Cost of Insurance.

The Monthly Deductions other than the Variable Subaccount Asset Charge will be charged proportionately to the Cash Values in each Variable Subaccount and the Fixed Account, unless otherwise elected.

MONTHLY VARIABLE SUBACCOUNT ASSET CHARGE: This charge will be deducted from the assets of the Separate Account attributable to the policy on a monthly basis in advance on the first business day of each policy month.  It is equal to the net assets of the Separate Account attributable to the policy, multiplied by [(1 + current Daily Asset Charge Percentage) raised to the exponent R] minus 1, where R = (number of days in the current policy month divided by the number of days in the current policy year). This charge reimburses the Company for certain actual expenses, including acquisition costs and state and federal taxes.  It also provides revenue for risk charges and profit.

MONTHLY CHARGE PER POLICY: The Company deducts a monthly administrative expense charge. This charge is a dollar amount per policy.  This charge reimburses the Company for certain actual expenses related to maintenance of the policies including accounting and record keeping, and periodic reporting to policy owners.  The Company does not expect to recover any amount in excess of aggregate maintenance expenses from this charge.  The maximum guaranteed Monthly Charge Per Policy is shown on the Policy Data Pages.

MONTHLY PER $1,000 OF SPECIFIED AMOUNT CHARGE: The Company deducts a monthly charge based on the Specified Amount. This charge reimburses the Company for certain actual expenses, including acquisition costs and state and federal taxes.  It also provides revenue for risk charges and profit.   This charge will not exceed the guarantees set forth in the Policy Data Pages.

MONTHLY COST OF INSURANCE:  A deduction will be made on the Policy Date and each Monthly Anniversary Day for the Monthly Cost of Insurance.  The Monthly Cost of Insurance for each policy month is determined by multiplying the Monthly Cost of Insurance Rate by the Net Amount at Risk. The Monthly Cost of Insurance Rate is described in the Monthly Cost of Insurance Rates section below.

If there have been increases in the Specified Amount, then the Cash Value shall be first considered a part of the initial Specified Amount.  If the Cash Value exceeds the initial Specified Amount, it shall then be considered a part of the increases in Specified Amount in the order of the increases.

The Monthly Cost of Insurance Charge reimburses the Company for expected mortality benefits and certain actual expenses, including acquisition costs and state and federal taxes, and provides revenue for risk charges and profit.

MONTHLY COST OF INSURANCE RATES:  A separate Monthly Cost of Insurance Rate is used to obtain the Monthly Cost of Insurance for the Insured's initial Specified Amount and each increase in Specified Amount.  Each rate is based on the Insured's Issue Age, policy duration, gender (if not unisex classified), smoking class, underwriting class, and any substandard rating at the time the initial Specified Amount or increase took effect and on the duration since that time.

These rates will never be greater than the guaranteed maximum Monthly Cost of Insurance Rates shown on the Policy Data Page.  The basis for the guaranteed maximum Monthly Cost of Insurance Rates is shown in the Basis of Computation on the Policy Data Page.

INTEREST CREDITING: Any Cash Value allocated to the Policy Loan Account will be credited interest daily.  The guaranteed minimum annual effective rate is shown on the Policy Data Page.  Interest in excess of the minimum guaranteed rate may be credited.

Any Cash Value allocated to the Fixed Account will be credited interest daily.  The guaranteed minimum annual effective rate for the Fixed Account is shown on the Policy Data Page.  Interest in excess of the minimum guaranteed rate may be credited.  Where required, we have filed our method for determining current interest rates with the Insurance Department of the state in which this policy was delivered.

LOAN PROVISIONS

POLICY LOAN:  You may request a loan at any time while your policy is in force.  The loan must be requested in writing on a form acceptable to us.  The sum of the loan and the Policy Loan Account prior to the loan may not exceed 90% of the Cash Value as of the loan date.  The loan date is the date we process the loan.    The minimum loan amount is $500.  The loan will be made upon the sole security of the policy.  Payment of policy loans may be deferred up to a period of six (6) months.

LOAN INTEREST:  The Guaranteed Maximum Policy Loan Interest Rate is shown on the Policy Data Page.  Interest is charged daily and payable at the earliest of: (i) the end of each policy year, (ii) the date of loan repayment, or (iii) concurrently with the execution of an additional loan.  Unpaid interest will be added to the existing Indebtedness as of the due date and will be charged interest at the same rate as the rest of the loan.  Interest at a rate less than the maximum guaranteed rate may be charged.

LOAN REPAYMENT:  All or part of a loan may be repaid to us at any time while your policy is in force during the Insured's lifetime.  The minimum repayment is $50.  Any payment intended as a loan repayment, rather than a premium payment, must be identified as such.  Any Indebtedness that exists at the end of the Grace Period may not be repaid unless this policy is reinstated.

EFFECT OF LOAN:  When you take a loan, we will transfer an amount equal to the policy loan from a Separate Account or the Fixed Account to the Policy Loan Account.  Any loan interest that becomes due and unpaid will also be so transferred.  Amounts transferred to the Policy Loan Account will earn interest daily from the date of transfer. When you repay part or all of a loan, we will transfer an amount equal to the amount you repay from the Policy Loan Account to a Variable Subaccount or the Fixed Account.  We reserve the right to require that any loan repayments resulting from loans transferred from the Fixed Account must be allocated to the Fixed Account.

Unless you specify otherwise, we will allocate loans among the Variable Subaccounts in proportion to the Cash Value in each Variable Subaccount as of the loan date.  Loan Amounts will be transferred from the Fixed Account only when insufficient amounts are available in the Variable Subaccounts.  Any loan interest which becomes due and is unpaid will be transferred to the Policy Loan Account in proportion to the Cash Values in each Variable Subaccount and the Fixed Account.  Unless specified, loan repayments will be allocated among the Variable Subaccounts using the Fund allocation factors in effect on the date of the repayment subject to any other restrictions the Company may impose.

Since the amount you borrow is removed from a Variable Subaccount or the Fixed Account, a loan will have a permanent effect on any Death Proceeds and Cash Surrender Value of this policy.  The effect may be favorable or unfavorable.  This is true whether you repay the loan or not.  If not repaid, Indebtedness will reduce the amount of any Death Proceeds or Maturity Proceeds.  If the total Indebtedness ever equals or exceeds the Cash Value, your policy will terminate without value, as described in the Grace Period Provision.

EXCHANGE OF POLICY PROVISIONS

RIGHT OF EXCHANGE:  During the first 24 months from the Policy Date, you have an unconditional right to move all of the Cash Value in the Separate Account to the Fixed Account.  Once all of the Cash Value is in the Fixed Account, the policy will not be affected by the investment experience of any Separate Account.

EXCHANGE AT OTHER TIMES:  After 24 months from the Policy Date, you may exchange this policy for a new policy, subject to our approval.  You must furnish any evidence of insurability we require and pay all costs associated with the exchange.

VALUATION OF ASSETS IN A SEPARATE ACCOUNT

DETERMINING INVESTMENT RESULTS:  The Cash Value will change with a change in the investment results of the Variable Subaccounts.  An index called an accumulation unit value measures changes in a Variable Subaccount's  investment experience.  Each Variable Subaccount has its own accumulation unit value.

For each Variable Subaccount, the initial accumulation unit value is typically initially set at $10.00.  The accumulation unit value for a Variable Subaccount in each subsequent Valuation Period is equal to (1), multiplied by (2), where:

1.      is the Variable Subaccount's accumulation unit value for the preceding Valuation Period; and
2.      is the Variable Subaccount's net investment factor for the subsequent Valuation Period.

A net investment factor is defined below.

Because the net investment factor may be greater than or less than one, the accumulation unit value may increase or decrease from one Valuation Period to the next; however, the accumulation unit value remains constant throughout a Valuation Period.

NET INVESTMENT FACTOR:  The net investment factor for a Variable Subaccount for a Valuation Period is obtained by dividing (1) by (2), where:

1.      is the net of:

(a)         the net asset value per share of the Fund held in the Variable Subaccount at the end of the current Valuation Period; plus

(b)         the per share amount of any dividend and capital gains distributions made by the
Fund held in the Variable Subaccount if the "ex-dividend" date occurs during the current
Valuation Period; plus or minus

(c)         a per share charge or credit for taxes reserved for, if any, which is determined by the
Company to have resulted from the investment operations of the Variable Subaccount.

2.      is the net of:

(a)         the net asset value per share of the Fund held in the Variable Subaccount determined as of the end of the immediately preceding Valuation Period; plus or minus

(b)         the per share charge or credit for taxes reserved for in the immediately preceding Valuation Period.

SEPARATE ACCOUNT PROVISIONS

SEPARATE ACCOUNT:  A Separate Account is a separate investment account of the Company.  A Separate Account is subject to the laws of Ohio.  You will direct your Net Premiums to be invested in either a Separate Account or the Fixed Account.

We own the assets of any Separate Account; we keep them separate from the assets of our General Account.  We maintain assets which are at least equal to the reserves and other liabilities of a Separate Account.  Such assets will not be charged with liabilities that arise from any other business we conduct.  We may transfer to our General Account assets which exceed the reserves and other liabilities of a Separate Account.

We will determine the value of the assets in a Separate Account at the end of each Valuation Day.

VARIABLE SUBACCOUNTS:  The Separate Account may have several Variable Subaccounts.  We list them on the Policy Data Page.  You determine, using Fund allocation factors, how Net Premiums will be allocated among the Variable Subaccounts.  You may choose to allocate nothing to a particular Variable Subaccount.  The sum of the Fund allocation factors must equal 100%.

In states that require a full refund of premiums during the Right to Examine Policy period, Net Premiums will be allocated to a Variable Subaccount that invests in a money market Fund or to the Fixed Account.  The day following the end of this period, the Cash Value in that Variable Subaccount will be transferred to the Variable Subaccounts according to your chosen Fund allocation factors.  Also, any subsequent Net Premiums will be allocated according to your chosen factors.  Fund allocation factors during and immediately after the Right to Examine Policy period, are shown on the Policy Data Page.  After the Right to Examine Policy period has expired, you may transfer amounts among the Variable Subaccounts.  Transfers will take effect on the date your written request is received at our Home Office, subject to any restrictions imposed by a Fund.

You may change the allocation for future Net Premiums at any time while your policy is in force.  To do so, you must notify us in writing in a form that meets our approval.  The change will take effect on the date we receive your written request at our Home Office.

Income and realized and unrealized gains and losses from assets in each Variable Subaccount are credited to, or charged against, the Variable Subaccount.  This is without regard to income, gains, or losses in our other Variable Subaccounts, separate investment accounts, or our General Account.

RIGHT TO TRANSFER:  Transfers may be made via any method deemed acceptable by us.  We reserve the right to refuse, limit, or otherwise restrict any transfer request, or take any other reasonable action we deem necessary with respect to transfers among specified Sub-accounts in order to protect Policy Owners and Beneficiaries from negative investment results that may arise from harmful investment practices employed by certain Owners or their representative.  Our failure to exercise our rights under this section shall not be construed as a waiver of our rights.

CHANGES OF VARIABLE SUBACCOUNTS:  A Variable Subaccount might, in our judgment, become unsuitable for investment by a Separate Account.  This might happen because of a change in investment policy, a change in the laws or regulations, the shares are no longer available for investment, or for some other reason.  If that occurs, we have the right to substitute another Variable Subaccount.  But we would first notify you and seek approval from the SEC and the Superintendent of Insurance of the State of Ohio.  We would also get any other required approvals.

OTHER CHANGES:  To the extent permitted by applicable laws and regulations (including any order of the SEC), we may make changes as follows:

1.      A Separate Account may be operated as an investment company under the Investment
Company Act of 1940, or in any other form permitted by law, if we deem it to be in the best interest of the policy Owners.

2.      A Separate Account may be deregistered under the Investment Company Act of 1940 in the event registration is no longer required.

3.      A Separate Account may be combined with other separate investment accounts.

4.      The provisions of this and other policies may be modified to comply with any other applicable federal or state laws.

In the event of such changes, we may make appropriate endorsement on this and other policies having an interest in a Separate Account and take other actions as may be necessary to effect such a change.

FIXED ACCOUNT PROVISIONS

FIXED ACCOUNT:  The Fixed Account is part of the General Account of the Company.  The Fixed Account is credited with interest as described under the Nonforfeiture Provisions.  In addition to allocating your Net Premiums to one or more of the Variable Subaccounts described above, you may direct part of your Net Premiums into the Fixed Account.  Except as outlined in the Exchange of Policy Provisions, we reserve the right to limit the allocations to the Fixed Account to no more than 25% of the Cash Value.

RIGHT TO TRANSFER:  You may transfer amounts between the Fixed Account and the Variable Subaccounts, subject to the limits below, without penalty or adjustment.  We reserve the right to limit you to one transfer from the Fixed Account to the Variable Subaccounts during any ninety (90) day period.

We reserve the right to limit the amount transferred from the Fixed Account to the Variable Subaccounts during a policy year to the greater of (a) 15% of that portion of the Cash Value attributable to the Fixed Account at the end of the prior policy year and (b) 120% of the amount transferred from the Fixed Account during the preceding policy year.

Except as outlined in Exchange of Policy Provisions, we reserve the right to refuse transfers to the Fixed Account if the Fixed Account is greater than or equal to 25% of the Cash Value.

OPTIONAL MODE OF SETTLEMENT PROVISION

Proceeds are usually paid in a lump sum.  Alternatively, you may elect to leave the proceeds on deposit with us in an interest-bearing account.  You may not assign your account.

We will credit interest at a rate that we will declare quarterly.   You may withdraw some or all of the deposit at any time.  Requests for withdrawal must be in writing.

NATIONWIDE LIFE INSURANCE COMPANY

ENDORSEMENTS (Endorsements may be made only by the Company at the Home Office)

CORPORATE FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE
INSURANCE POLICY
• Adjustable Death Benefit  • Flexible premiums payable during Insured's lifetime until the Maturity Date
• Death Proceeds payable at Insured's death prior to the Maturity Date
• Maturity Proceeds payable on the Maturity Date
• Not eligible for dividends  • Investment experience reflected in benefits

Nationwide Life Insurance Company
Home Office:  One Nationwide Plaza  •  Columbus, Ohio  43215-2220